Exhibit 99.1

Westport Fuel Systems Reports Third Quarter 2023 Financial Results

VANCOUVER, BC, November 7, 2023 /CNW/ - Westport Fuel Systems Inc. ("Westport") (TSX: WPRT) (Nasdaq: WPRT), a leading supplier of advanced alternative fuel systems and components for the global transportation industry, reported financial results for the third quarter ended September 30, 2023, and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

"Our third quarter was an important one in our evolution at Westport, including the announcement of our HPDI joint venture with Volvo.  We have made great progress working with the Volvo team to finalize the details of the joint venture.  We are now at a stage where I can confidently say that we plan to have the definitive agreements signed no later than the end of January 2024 and the joint venture closed and operational in the second quarter of 2024.

While we remain focused on closing the joint venture, we also remain committed to our other key priorities, including finding operational efficiencies, crystallizing cost reductions, and strengthening our balance sheet. During the quarter, consistent with these objectives, we prioritized the reorganization of our presence in India to streamline our business, including the monetization of non-core assets and reduction of our cash burn.  We are looking for opportunities to further improve our liquidity through working capital efficiencies across the organization.

Yesterday, we announced that Westport has entered new markets with our H2 HPDI fuel system solution with a proof-of-concept project with a leading global provider of locomotives and related equipment for the freight and transit rail industries. This represents our first application of the H2 HPDI system for the locomotive sector. In our view, the hard to abate medium and heavy duty as well as high horsepower sectors are where HPDI creates significant value. We believe this is an affordable path to decarbonizing the rail sector without compromising performance or efficiency.

We remain steadfast in our commitment to sustainable growth in our existing markets and unlocking new and emerging opportunities. Looking to the fourth quarter of 2023 and heading into the 2024 fiscal year, we expect continued strong performance in our results as we recognize a full quarter of HPDI fuel system sales following the launch of Volvo's more powerful, extended range option and we prepare to begin delivery of Euro 6 LPG fuel systems to a global original equipment manufacturer, now anticipated to begin in January.  We also see continued strong long-term demand in our hydrogen business.

Finally, we expect to transition to a permanent CEO for Westport in the coming months.  In the interim, I remain committed to working with management to deliver on our key priorities."

Tony Guglielmin, Interim Chief Executive Officer & Director

THIRD QUARTER 2023 HIGHLIGHTS

  Quarterly revenue of $77.4 million, up 9% compared to the same period in 2022, primarily driven by increased sales volumes in the delayed OEM, electronics, and fuel storage businesses and additional sales from the heavy-duty OEM business were partially offset by lower sales to customers in the light-duty OEM business.
  Demonstrated improvement in gross margin, increasing $1.9 million to $13.2 million, or 17.1% of revenue for the quarter as compared to $11.3 million or 15.9% of revenue, for the three months ended September 30, 2022. The increase was driven by the positive revenue impacts mentioned, offset by higher production input costs stemming from global supply chain challenges and inflation in logistics, labor and other costs, which we have only partially been able to pass on to our OEM customers as well as a lower margin sales mix in our IAM business.
  Net loss of $11.9 million for the quarter ended September 30, 2023, compared to net loss of $11.9 million for the same quarter last year. Increased gross margins, a decrease in foreign exchange losses and reduced spending on research and development were partially offset by increased general and administrative expenditures.
  Adjusted EBITDA1 of negative $3.0 million for the quarter as compared to negative $4.5 million for the same period in 2022.
  Cash and cash equivalents were $44.0 million at the end of third quarter 2023.

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1  Adjusted earnings before interest, taxes and depreciation is a non-GAAP measure. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES in Westport's Management Discussion and Analysis for the reconciliation.

OPERATIONAL HIGHLIGHTS

Westport remains committed to its priorities - driving sustainable growth in our existing markets, unlocking new and emerging markets, driving operational excellence, and extracting efficiencies through prudent capital management. In the near-term, the Company's immediate priorities are finalizing the HPDI joint venture with Volvo, elevating the performance and efficiency of the core business and improving margins, while continuing to improve the Company's management of working capital.  Based on these priorities, Westport can report several achievements that occurred during and subsequent to the third quarter of 2023.

Westport, together with Volvo, continues to work towards the formalization and launch of the HPDI joint venture.  The Company currently expects definitive agreements between Westport and Volvo to be signed no later than the end of January 2024 and the joint venture to close and be operational in the second quarter of 2024.

Also, Westport is entering new markets with a two-year H2 HPDI proof of concept project with a leading global provider of locomotives and related equipment for the freight and transit rail industries. The project will adapt Westport's H2 HPDI™ fuel system for use with the locomotive OEM engine design.

Consistent with Westport's objective of improving profitability and strengthening the Company's balance sheet, in September, the Company reorganized its partnership with Minda in India decreasing its stake in the joint venture, Minda Westport Technologies Ltd., from 50% to 24% in exchange for approximately $1.8 million on closing. The transaction with Minda is anticipated to close by the end of Q1 2024 and is expected to reduce Westport's near-term cash burn. In addition, Westport is amending its joint venture agreement to include future hydrogen components in addition to CNG/LNG/LPG components and kits (all focused on the Indian market), but to exclude any interest in HPDI. The amended agreement and resulting rationalization of local costs allows Westport to maintain participation in the alternative fuels market in India with a focus on improved profitability. Moreover, the joint venture provides Westport with an opportunity to lower operations costs, while expanding volumes in the fast-growing market in India and, at the same time, having access to a lower-cost manufacturing footprint through the joint venture for some of the Westport business outside of India. Following closing of the transaction any litigation or claims between the two parties will no longer be pursued.

3Q23 Operations

CONSOLIDATED RESULTS
($ in millions, except per share amounts)			Over / (Under) %			Over / (Under) %
	3Q23	3Q22		9M23	9M22
Revenues	$ 77.4	$ 71.2	9%	$ 244.7	$ 227.7	7%
Gross Margin(2)	13.2	11.3	17%	40.9	31.7	29%
Gross Margin %	17%	16%	—	17%	14%
Operating Expenses	25.3	22.2	14%	72.7	64.8	12%
Income from Investments Accounted for by the Equity Method(1)	0.4	0.2	124%	0.6	1.0	(34) %
Net Loss	$ (11.9)	$ (11.9)	— %	$ (35.8)	$ (15.8)	126%
Net Loss per Share	$ (0.68)	$ (0.70)	3%	$ (2.03)	$ (0.92)	(118) %
EBITDA(2)	$ (8.6)	$ (8.0)	(8) %	$ (25.0)	$ (4.0)	525%
Adjusted EBITDA(2)	$ (3.0)	$ (4.5)	33%	$ (11.5)	$ (14.9)	(23) %

(1) This includes income from our Minda Westport Technologies Limited joint ventures.
(2) EBITDA and Adjusted EBITDA are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation to equivalent GAAP measures and limitations on the use of such measures.

Revenues for the three months ended September 30, 2023 increased 9% to $77.4 million compared to $71.2 million in the same quarter last year, primarily driven by increased sales volumes in delayed OEM, electronics, fuel storage and additional revenues from the heavy-duty OEM business. These were offset by lower customer sales in the light duty OEM business.

We reported a net loss of $11.9 million for the three months ended September 30, 2023, compared to net loss of $11.9 million for the same quarter last year. This was primarily the result of:

  $1.9 million increase in gross margin related to higher revenues;
  $1.2 million decrease in foreign exchange losses; and
  lower research and development expenses incurred in our heavy-duty OEM business;
  which was partially offset by a $4.3 million increase in general and administrative expenses related to severance costs and increased consulting costs.

Westport generated negative $3.0 million in Adjusted EBITDA during the second quarter of 2023, compared to negative $4.5 million Adjusted EBITDA for the same period in 2022.

Segment Information

SEGMENT RESULTS	Three months ended September 30, 2023
	Revenue	Operating loss	Depreciation & amortization	Equity income
OEM	$ 52.9	$ (6.2)	$ 2.5	$ 0.4
IAM	24.5	(0.9)	0.6	—
Corporate	—	(5.0)	0.1	—
Total Consolidated	$ 77.4	$ (12.1)	$ 3.2	$ 0.4

SEGMENT RESULTS	Three months ended September 30, 2022
	Revenue	Operating loss	Depreciation & amortization	Equity income
OEM	$ 44.1	$ (7.3)	$ 2.1	$ 0.2
IAM	27.1	2.2	0.7	—
Corporate	—	(5.8)	0.1	—
Total Consolidated	$ 71.2	$ (10.9)	$ 2.9	$ 0.2

Original Equipment Manufacturer Segment

Revenue for the three and nine months ended September 30, 2023 was $52.9 million and $161.6 million, respectively, compared with $44.1 million and $150.2 million for the three and nine months ended September 30, 2022. Revenue for the OEM business segment increased by $8.8 million as compared to the second quarter of 2022 and by $11.4 million as compared to the nine months ended September 30, 2022. The increase in revenue for the third quarter was primarily driven by higher sales volumes in the delayed OEM, electronics and fuel storage businesses and additional engineering service revenue from the heavy-duty OEM business. This increase was partially offset by lower sales to customers in India in the light-duty OEM business.

For the third quarter, gross margin2 increased by $3.1 million to $7.8 million, or 15% of revenue, compared to $4.7 million, or 11% of revenue for the three months ended September 30, 2022. The increase in gross margin is primarily driven by increased sales volumes in the delayed OEM, electronics and fuel storage businesses, as well as increased gross margin in the heavy-duty OEM due to higher engineering service revenue. This was partially offset by higher production input costs stemming from global supply chain challenges and inflation in logistics, labor and other costs, which we have only partially been able to pass on to our OEM customers.

Year to date, gross margin increased by $9.9 million to $24.3 million, or 15% of revenue, compared to $14.4 million, or 10% of revenue for the nine months ended September 30, 2022.

LPG fuel system production and sales to our global OEM customer for Euro 6 vehicle applications were originally set to begin delivery in November 2023.  The OEM customer has delayed the launch by two months, pushing initial deliveries to January 2024.

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2  Gross margin is a non-GAAP measure. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES in Westport's Management Discussion and Analysis for the reconciliation.

Independent Aftermarket Segment

Revenue for the three and nine months ended September 30, 2023 was $24.5 million and $83.1 million, respectively, compared with $27.1 million and $77.5 million for the three and nine months ended September 30, 2022. Revenue for the IAM business segment decreased by $2.6 million and increased $5.6 million, as compared to the three and nine months ended September 30, 2022. The decrease in revenue for the third quarter was primarily driven by decreased sales volumes to African and European markets partially offset with higher sales volumes in South America.

For the third quarter, gross margin decreased by $1.2 million to $5.4 million, or 22% of revenue, compared to $6.6 million, or 24% of revenue, for the three months ended September 30, 2022. The decrease in gross margin is related to lower sales in Africa and Europe as well as lower margin sales mix and inflation in South America. For the nine months ended September 30, 2023, gross margin decreased by $0.7 million to $16.6 million, or 20% of revenue, compared to $17.3 million, or 22% of revenue, for the nine months ended September 30, 2022.

Financial Statements & Management's Discussion and Analysis

To view Westport financials for the quarter ended September 30th, 2023, please visit https://investors.wfsinc.com/financials/

Conference Call & Webcast

Westport has scheduled a conference call for Wednesday, November 8th, 2023, at 7:00 AM Pacific Time (10:00 AM Eastern Time) to discuss these results. To access the conference call by telephone, please dial 1-888-390-0546 (Canada & USA toll-free) or 416-764-8688. The live webcast of the conference call can be accessed through the Westport website at https://investors.wfsinc.com/

To access the conference call replay, please dial 1-888-390-0541 (Canada & USA toll-free) or 1-416-764-8677 using the passcode 977286#.  The telephone replay will be available until November 22, 2023. Shortly after the conference call, a replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding revenue and cash usage expectations, future strategic initiatives and future growth, future of our development programs (including those relating to HPDI and Hydrogen), ongoing supply chain challenges, the demand for our products, the future success of our business and technology strategies, intentions of partners and potential customers, the performance and competitiveness of Westport Fuel Systems' products and expansion of product coverage, future market opportunities, speed of adoption of natural gas and hydrogen for transportation and terms and timing of future agreements as well as Westport Fuel Systems management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, ongoing supply chain challenges, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint ventures and anticipated new joint venture, the availability and price of natural gas and hydrogen, government stimulus packages and new environmental regulations, the acceptance of and shift to natural gas and/or hydrogen vehicles, the relaxation or waiver of fuel emission standards, the ability of fleets to access capital or government funding to purchase natural gas or hydrogen vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint ventures and anticipated new joint venture and development partners, ongoing supply chain challenges as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

GAAP and NON-GAAP FINANCIAL MEASURES

Management reviews the operational progress of its business units and investment programs over successive periods through the analysis of net income, EBITDA and Adjusted EBITDA. The Company defines EBITDA as net income or loss from continuing operations before income taxes adjusted for interest expense (net), depreciation and amortization. Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations excluding expenses for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. Management uses Adjusted EBITDA as a long-term indicator of operational performance since it ties closely to the business units' ability to generate sustained cash flow and such information may not be appropriate for other purposes.  Adjusted EBITDA includes the company's share of income from joint ventures.

The terms EBITDA and Adjusted EBITDA are not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and are not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA have limitations as an analytical tool, and when assessing the company's operating performance, investors should not consider EBITDA and Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, EBITDA and Adjusted EBITDA do not reflect the company's actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. The company compensates for these limitations by relying primarily on its U.S. GAAP results and using EBITDA and Adjusted EBITDA as supplemental information.

GAAP & NON-GAAP FINANCIAL MEASURES
($ in millions)	3Q22	4Q22	1Q23	2Q23	3Q23
Three months ended
Net loss before income taxes	$ (11.0)	$ (16.4)	$ (9.7)	$ (13.0)	$ (12.0)

Interest expense (income), net	0.2	0.1	0.4	(0.1)	0.2
Depreciation and amortization	2.8	2.8	3.0	3.0	3.2
EBITDA	(8.0)	(13.5)	(6.3)	(10.1)	(8.6)

Stock-based compensation	0.8	0.2	0.7	0.8	(0.3)
Unrealized foreign exchange loss	2.7	0.4	1.1	2.4	1.4
Loss on extinguishment of royalty payable	—	—	—	2.9	—
Severance costs	—	—	—	—	4.5
Adjusted EBITDA	$ (4.5)	$ (12.9)	$ (4.5)	$ (4.0)	$ (3.0)

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
September 30, 2023 and December 31, 2022

	September 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$ 43,967	$ 86,184
Accounts receivable	100,926	101,640
Inventories	76,876	81,635
Prepaid expenses	6,089	7,760
Total current assets	227,858	277,219
Long-term investments	5,206	4,629
Property, plant and equipment	65,781	62,641
Operating lease right-of-use assets	22,513	23,727
Intangible assets	6,858	7,817
Deferred income tax assets	10,594	10,430
Goodwill	2,931	2,958
Other long-term assets	13,776	18,030
Total assets	$ 355,517	$ 407,451
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$ 101,505	$ 98,863
Current portion of operating lease liabilities	3,186	3,379
Short-term debt	6,348	9,102
Current portion of long-term debt	12,698	11,698
Current portion of long-term royalty payable	—	1,162
Current portion of warranty liability	8,672	11,315
Total current liabilities	132,409	135,519
Long-term operating lease liabilities	19,005	20,080
Long-term debt	23,207	32,164
Long-term royalty payable	—	4,376
Warranty liability	1,249	2,984
Deferred income tax liabilities	3,418	3,282
Other long-term liabilities	5,045	5,080
Total liabilities	184,333	203,485
Shareholders' equity:
Share capital:
Unlimited common and preferred shares, no par value
17,174,972 (2022 - 17,130,316) common shares issued and outstanding	1,244,547	1,243,272
Other equity instruments	9,002	9,212
Additional paid in capital	11,516	11,516
Accumulated deficit	(1,060,488)	(1,024,716)
Accumulated other comprehensive loss	(33,393)	(35,318)
Total shareholders' equity	171,184	203,966
Total liabilities and shareholders' equity	$ 355,517	$ 407,451

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
 Three and nine months ended September 30, 2023 and 2022

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Revenue	$ 77,391	$ 71,182	$ 244,653	$ 227,690
Cost of revenue and expenses:
Cost of revenue	64,163	59,910	203,695	195,986
Research and development	5,748	6,473	18,796	17,661
General and administrative	12,993	8,649	33,307	26,853
Sales and marketing	4,088	3,351	12,557	10,914
Foreign exchange loss	1,430	2,648	4,926	5,985
Depreciation and amortization	1,100	1,074	3,158	3,342
	89,522	82,105	276,439	260,741
Loss from operations	(12,131)	(10,923)	(31,786)	(33,051)

Income from investments accounted for by the equity method	448	202	633	953
Gain on sale of investments and assets	(144)	—	(123)	19,119
Interest on long-term debt and accretion on royalty payable	(568)	(796)	(2,058)	(2,695)
Loss on extinguishment	—	—	(2,909)	—
Interest and other income, net of bank charges	382	555	1,560	793
Loss before income taxes	(12,013)	(10,962)	(34,683)	(14,881)
Income tax expense (recovery)	(76)	965	1,089	915
Net loss for the period	(11,937)	(11,927)	(35,772)	(15,796)
Other comprehensive loss:
Cumulative translation adjustment	3,427	(5,514)	(1,925)	(10,159)
Comprehensive loss	$ (8,510)	$ (17,441)	$ (37,697)	$ (25,955)

Loss per share:
Net loss per share - basic and diluted	$ (0.68)	$ (0.70)	$ (2.03)	$ (0.92)
Weighted average common shares outstanding:
Basic and diluted	17,666,649	17,124,606	17,664,106	17,120,040

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
 Three and nine months ended September 30, 2023 and 2022

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Operating activities:
Net loss for the period	$ (11,937)	$ (11,927)	$ (35,772)	$ (15,796)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,250	2,900	9,270	9,040
Stock-based compensation expense	(310)	731	1,065	1,972
Unrealized foreign exchange loss	1,430	2,648	4,926	5,985
Deferred income tax	(324)	531	(347)	—
Income from investments accounted for by the equity method	(448)	(202)	(633)	(953)
Interest on long-term debt and accretion on royalty payable	568	796	2,058	2,695
Change in inventory write-downs to net realizable value	500	476	2,078	1,025
Loss on extinguishment of royalty payable	—	—	2,909	—
Change in bad debt expense	304	219	676	278
(Gain) loss on sale of investment and assets	144	—	123	(19,119)
Changes in operating assets and liabilities:
Accounts receivable	2,877	3,342	2,305	5,813
Inventories	3,359	(387)	2,231	(12,270)
Prepaid expenses	1,889	(2,555)	3,296	(3,743)
Accounts payable and accrued liabilities	844	(2,971)	1,894	(10,251)
Warranty liability	(1,061)	(2,192)	(3,622)	(6,671)
Net cash from (used in) operating activities	1,085	(8,591)	(7,543)	(41,995)
Investing activities:
Purchase of property, plant and equipment and other assets	(4,081)	(2,467)	(11,993)	(8,450)
Purchase of intangible assets	—	(78)	—	(374)
Proceeds on sale of investments and assets	—	—	133	31,949
Net cash from (used in) investing activities of continuing operations	(4,081)	(2,545)	(11,860)	23,125
Financing activities:
Repayments of short and long-term facilities	(11,943)	(13,353)	(34,819)	(49,952)
Drawings on operating lines of credit and long-term facilities	7,497	9,707	20,593	35,099
Payment of royalty payable	—	—	(8,687)	(5,200)
Net cash used in financing activities	(4,446)	(3,646)	(22,913)	(20,053)
Effect of foreign exchange on cash and cash equivalents	(856)	3,109	99	532
Net decrease in cash and cash equivalents	(8,298)	(11,673)	(42,217)	(38,391)
Cash and cash equivalents, beginning of period (including restricted cash)	52,265	98,174	86,184	124,892
Cash and cash equivalents, end of period (including restricted cash)	$ 43,967	$ 86,501	$ 43,967	$ 86,501

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SOURCE Westport Fuel Systems Inc.

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For further information: Investor Relations, Westport Fuel Systems, T: +1 604-718-2046

CO: Westport Fuel Systems Inc.

CNW 17:00e 07-NOV-23